EMAIL FROM GLOBAL SHARES TO ELIGIBLE OPTION HOLDERS:

To Symyx Technologies, Inc. Eligible Option Holders:

We are happy to formally announce the commencement of the Company’s offer to exchange outstanding options to purchase common stock (the “Offer”).  In connection with this announcement, Global Shares would like to provide you with additional information relating to the Offer.

Participation in the Offer is completely voluntary. Eligible employees are being given the opportunity to exchange stock options with an exercise price equal to or greater than $12.00 per share for replacement options to purchase a reduced number of shares of the Company’s common stock  (the “Replacement Options”).  The Replacement Options will have an exercise price equal to the closing sales price of the Company’s common stock, as quoted on Nasdaq, on the date of grant.  We expect to grant the Replacement Options immediately after the expiration of the Offer.   The Replacement Options will generally vest over a two year period with twenty-five percent of the shares vesting six months after the date the Replacement Options are granted, and the remainder vesting in equal monthly installments thereafter.  Vesting of the Replacement Options will be accelerated, if necessary, so that the Replacement Options vest in full not later than one month before the expiration of their term.  Please refer to the materials referenced below for further details on how the Offer operates.

If you decide to participate in the Offer, you will need to complete and deliver an Election Form by 5:00 p.m., U.S. Pacific Time, on September 10, 2008 (unless Symyx extends the expiration date of the Offer to a later date) to Global Shares.  Your completed forms can be delivered by email to Symyx@GlobalShares.com or facsimile to (925) 886-8822.  Please visit the Company’s intranet website to obtain a copy of the Election Form or any of the following documents:

1.	Offer to Exchange Outstanding Options to Purchase Common Stock
2.	Stock Option Exchange Questions and Answers
3.	Notice of Withdrawal (instructions on how to complete the Notice of Withdrawal are included with the form)

To view a list of all your outstanding options, you can access your Citi Smith Barney account at www.benefitaccess.com.  If you are unable to access your Citi Smith Barney account, you may contact Global Shares via email at Symyx@globalshares.com.

If you decide to participate in the Offer, you must complete and submit the Election Form in accordance with the instructions included with the form by 5:00 p.m., U.S. Pacific Time, on September 10, 2008 unless the Company’s extends the expiration date of the Offer to a later date.

LATE SUBMISSIONS WILL NOT BE ACCEPTED, AND THEREFORE WE URGE YOU TO RESPOND EARLY TO AVOID ANY LAST MINUTE PROBLEMS.

Global Shares will provide you with an email confirmation upon receipt of your Election Form within two business days after receipt by us.

Please feel free to contact Global Shares at Symyx@GlobalShares.com for further assistance.